09042529

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
AUG 04 2009
Washington, DC
110

SEC FILE NUMBER
8- 67044

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Walker Capital Partners, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5696 Peachtree Parkway, Suite A
(No. and Street)

Norcross	GA	30092
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Hronchek (404) 432-8289
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Porter Keadle Moore, LLP
(Name – *if individual, state last, first, middle name*)

235 Peachtree St NE, Suite 1800	Atlanta	GA	30303
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MICHAEL HRONCHEK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WALKER CAPITAL PARTNERS, LLC, as of DECEMBER 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

MEMBER

Title

Colleen M Thomas - Colleen Thomas

Notary Public My Commission expires Sept 13, 2014

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Walker Capital Partners, LLC and Subsidiaries

Consolidated Financial Statements
December 31, 2008 and 2007
(with Independent
Accountants' Report thereon)

Porter Keadle Moore, LLP

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Members
Walker Capital Partners, LLC
Norcross, Georgia

We have audited the accompanying consolidated balance sheets of Walker Capital Partners, LLC and Subsidiaries, (the "Company") as of December 31, 2008 and 2007, and the related consolidated statements of earnings, members' equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Walker Capital Partners, LLC and Subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

Porter Keadle Moore, LLP

Atlanta, Georgia
February 16, 2009

WALKER CAPITAL PARTNERS, LLC
and Subsidiaries

Consolidated Balance Sheets

December 31, 2008 and 2007

	2008	2007
Assets		
Cash	$ 70,365	341,462
Accounts receivable	8,733	11,000
Total assets	$ 79,098	352,462
Liabilities and Members' Equity		
Liabilities:		
Accounts payable and accrued expenses	$ 2,636	4,177
Payable to affiliate	557	-
Advance from member	-	25,000
Total liabilities	3,193	29,177
Minority interest in subsidiaries	-	61,997
Members' equity	75,905	261,288
Total liabilities and members' equity and minority interest	$ 79,098	352,462

See accompanying notes to consolidated financial statements.

WALKER CAPITAL PARTNERS, LLC
and Subsidiaries

Consolidated Statements of Earnings

For the Years Ended December 31, 2008 and 2007

	2008	2007
Revenues:		
Advisory fees	$ 1,024,206	436,600
Other income	-	35,000
Total revenues	1,024,206	471,600
Operating expenses:		
Licenses and permits	8,663	19,533
Rent	10,401	2,000
Salaries and benefits	356,787	116,910
General and administrative	331,423	102,161
Total operating expenses	707,274	240,604
Earnings before minority interest in loss of subsidiaries	316,932	230,996
Minority interest in (earnings) loss of subsidiaries	(51,192)	133,003
Net earnings	$ 265,740	363,999

See accompanying notes to consolidated financial statements.

WALKER CAPITAL PARTNERS, LLC
and Subsidiaries

Consolidated Statements of Members' Equity

For the Years Ended December 31, 2008 and 2007

	2008	2007
Balance at beginning of year	$ 261,288	146,344
Member capital contributions	30,000	-
Member draws	(481,123)	(249,055)
Net earnings	265,740	363,999
Balance at end of year	$ 75,905	261,288

See accompanying notes to consolidated financial statements.

WALKER CAPITAL PARTNERS, LLC
and Subsidiaries

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2008 and 2007

	2008	2007
Cash flows from operating activities:		
Net earnings	$ 265,740	363,999
Adjustments to reconcile net earnings to net cash provided by operating activities:		
Minority interest in subsidiaries' earnings (loss)	51,192	(133,003)
Change in accounts receivable	2,267	(11,000)
Change in payable to affiliate	557	-
Change in accounts payable and accrued expenses	(1,541)	(27,303)
Net cash provided by operating activities	318,215	192,693
Cash flows from financing activities:		
Advances from members	(25,000)	25,000
Capital contribution	30,000	-
Member draws	(481,123)	(249,055)
Distributions to minority interests	(113,189)	-
Capital contributions from minority interests	-	195,000
Net cash used by financing activities	(589,312)	(29,055)
Net change in cash	(271,097)	163,638
Cash at beginning of year	341,462	177,824
Cash at end of year	$ 70,365	341,462

See accompanying notes to consolidated financial statements.

WALKER CAPITAL PARTNERS, LLC
and Subsidiaries

Notes to Consolidated Financial Statements

(1) **Description of Business and Summary of Significant Accounting Policies**

Business

Walker Capital Partners, LLC (the "Company") is a Georgia limited liability company formed January 5, 2005 and is a broker-dealer registered with the Securities and Exchange Commission under Section 15(b) of the Securities Exchange Act of 1934, and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company received approval to become a broker-dealer on February 14, 2006.

The Company offers consulting and mergers and acquisitions services and also offers securities private placement services.

Prior to January 1, 2007, the Company was known as FD Capital, LLC. Effective January 1, 2007, the Company changed its name to Walker Capital Partners, LLC. At that time, the Company also formed a subsidiary, Walker Norris Holdings, LLC ("WNH"), which was a single member limited liability company. Effective July 1, 2007, WNH was dissolved and all of its activity has been reflected in the financial statements of the Company.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from these estimates.

Basis of Consolidation

In 2007, the Company entered into an agreement with Elliott Davis, LLP ("Elliott Davis") to form a separate entity, Elliott Davis Capital Partners, LLC ("Elliott Davis Capital"). Elliott Davis Capital became a registered broker-dealer in May 2008. The Company owns 55% of Elliott Davis Capital, and Elliott Davis owns the remaining 45%. Also in 2007, the Company entered into an agreement with Bennett Thrasher, PC ("Bennett Thrasher") to form a separate entity, BT Capital Partners, LLC ("BT Capital"). BT Capital is owned 55% by the Company and 45% by Bennett Thrasher.

The consolidated financial statements include the accounts of the Company and its subsidiaries, Elliott Davis Capital and BT Capital. All significant intercompany balances and transactions have been eliminated. The equity and losses from operations attributable to the minority interests are shown separately in the balance sheet and statement of operations. As of December 31, 2008, distributions to the minority owners exceeded their capital, resulting in a deficit. Any future losses applicable to the minority owners will be charged against the majority interest as there is no obligation of the minority interest to make good those losses. However, future earnings will be credited to the majority interest to the extent any deficit has been previously absorbed.

Revenue Recognition

Consulting fees are recorded as services are performed. Investment banking fees and fees for private placement transactions and related expenses are recorded at closing of the securities offerings for which the Company is serving as investment banker.

Cash and Cash Equivalents

Cash and cash equivalents include certain investments in highly liquid debt instruments with original maturities of three months or less.

Income Taxes

As a limited liability corporation, the tax consequences of the Company's operations all pass through to the members. Accordingly, the Company's financial statements do not include a provision for income taxes.

(2) Related Party Transactions

The Company leases office space from Elliott Davis for a fee of $500 per month on a month-to-month basis. The Company paid Elliott Davis $6,000 during 2008 for this space.

As of December 31, 2007, the Company had an outstanding advance from a member of $25,000. This advance was repaid in January 2008.

During 2008, an employee of Elliott Davis provided accounting services to the Company, for which the Company did not compensate Elliott Davis. These services constitute services contributed to the Company from Elliott Davis. Due to the low volume of financial statement transactions processed on behalf of the Company, these services are not considered significant.

(3) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2008, the Company had net capital, as defined, of $49,406, which was $44,406 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .00 to 1.

(4) Profit Sharing Plan

During 2008, the Company established a retirement plan which is a qualified retirement plan pursuant to Internal Revenue Code 401(k) covering substantially all employees who meet age eligibility requirements. There is no minimum service requirement for plan participants. Employer matching contributions are made at the discretion of the membership group and employer contributions vest immediately. The plan also provides that the Company may make discretionary profit sharing contributions which vest according to a six year graded vesting schedule. For the year ended December 31, 2008, the Company contributed $3,340 to this plan under its matching provision.

SUPPLEMENTAL

SCHEDULE

Walker Capital Partners, LLC
and Subsidiaries

Supplemental Schedule

Computation of Net Capital Under Rule 15c3-1 of
the Securities and Exchange Commission

December 31, 2008

Computation of Net Capital:

Members' equity	$ 75,905
Non-allowable assets consisting of investment in subsidiaries	(32,388)
Adjustment pursuant to Rule 15c3-1 Appendix C	(26,499)
Net capital, unconsolidated	17,018
Minimum net capital required to be maintained (greater of $5,000 or 6 2/3% of aggregate indebtedness)	5,000
Net capital in excess of requirement	$ 12,018

Computation of aggregate indebtedness:

Aggregate indebtedness	$ -
Ratio of aggregate indebtedness to net capital	.00 to1

There were no differences between net capital as computed by the Company (included in (Part II of its FOCUS report as of December 31, 2008) and the amount computed above